UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB/A
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

         Pursuant to Section 12(b) or (g) of the Securities and Exchange
                                   Act of 1934

                            INTERNATIONAL STAR, INC.
             (Exact name of registrant as specified in its charter)


Nevada                                                   86-0876846
(State of organization)                     (I.R.S. Employer Identification No.)

                      2808 CHILDRESS, Las Vegas, NV 89109
                    (Address of principal executive offices)

Registrant's telephone number, including area code (702) 869-8757

Registrant's Attorney: W. Michael Howery, Esq., 4505 S. Wasatch Blvd., Suite 215, Salt Lake City, Utah 84124, (801) 273-1958, Fax (801) 273-1955.

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, $0.001 par value per share.

                             Randy Simpson CPA, P.C.
                            11775 South Nicklaus Road

                                Sandy, Utah 84092
                           Fax & Phone (801) 572-3009

Board of Directors and Stockholders
International Star, Inc.

Las Vegas, NV

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of International Star, Inc., as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of International Star, Inc. as of December 31, 1999 and 1998, and the results of its operations, shareholders' equity and cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

/S/ Randy Simpson
Randy Simpson, CPA, P.C.
A Professional Corporation

April 28, 2000
Sandy, Utah


                                           International Star, Inc.

                                                Balance Sheets




                                    Assets

                                                                                   December 31, December 31,
                                                                                       1999        1998
                                                                                    ---------    ---------
Current Assets:
     Cash .......................................................................   $   3,073    $    --
                                                                                    ---------    ---------
                                                           Total Current Assets .       3,073         --

Fixed Assets:
     Equipment & fixtures .......................................................        --          6,981
     Less accumulated depreciation ..............................................        --         (6,981)
                                                                                    ---------    ---------
                                                               Net Fixed Assets .        --           --

                                                                                    ---------    ---------
                                                                   Total Assets .   $   3,073    $    --
                                                                                    =========    =========

                     Liabilities and Shareholders' Deficit


Current Liabilities:
     Payables and accrued interest ..............................................   $  17,731    $  13,614
     Loans from individuals .....................................................      80,000         --
     Advances  from affiliates / stockholders ...................................      99,642       59,284
     Loan from affiliate / stockholder ..........................................      57,500       50,000
                                                                                    ---------    ---------
                                                      Total Current Liabilities .     254,873      122,898
Stockholders' Equity:
Common Stock, $.001 par value; authorized
   100,000,000 shares, issued and outstanding 27,480,000 ........................      27,480       27,480
   on December 31, 1999 and 1998.................................................

                                       Excess of par value over paid in capital .     (12,480)     (12,480)
                                                            Accumulated Deficit .    (266,800)    (137,898)
                                                    Total Stockholders' Deficit .    (251,800)    (122,898)
                                                                                    ---------    ---------
                                      Total Liabilities and Stockholders' Deficit   $   3,073    $    --
                                                                                    =========    =========






                            See Accompanying Notes to the Financial Statements.





                                          International Star, Inc.
                                          Statements of Operations


                                                                              Year Ended      Year Ended
                                                                              December 31,    December 31,
                                                                                  1999            1998
                                                                            ------------    ------------
Revenue: ..................................................................   $       --      $       --
                                                              Total Revenue           --              --
                                                                              ------------    ------------
 Expenses:
     Mineral development costs ............................................            800          23,496
     Interest expense .....................................................          3,891           1,500
     Depreciation expense / equipment abandonment .........................           --             6,283
     General and administrative ...........................................         71,506          39,039
     Legal & accounting fees ..............................................         52,705           7,627
                                                                              ------------    ------------
                                                             Total Expenses        128,902          77,945

                                                                              ------------    ------------
                                                                   Net Loss   $   (128,902)   $    (77,945)
                                                                              ============    ============

Weighted Average Shares Common Stock Outstanding ..........................     27,480,000      27,480,000


                                                  Net Loss Per Common Share   $     (0.005)   $     (0.003)
                                                                              ============    ============






                               See accompanying notes to financial statements

                                                  International Star, Inc.
                                             Statements of Stockholders' Equity

                                            January 1, 1998 to December 31, 1999







                                                                                   (par value in
                                                                                   excess of paid
                                                            Common       Common     in capital)
                                                            Stock        Stock       Paid-In      Accumulated     Total
                                                            Shares       Amount      Capital       Deficit        Equity
                                                          ----------   ----------   ----------    ----------    ----------
                            Balances at January 1, 1998   27,480,000   $   27,480   $  (12,480)   $  (59,953)   $  (44,953)

Net loss year ending December 31, 1998 ................         --           --           --         (77,945)      (77,945)

Net loss for year ending December 31, 1999 ............         --           --           --        (128,902)     (128,902)
                                                          ----------   ----------   ----------    ----------    ----------
                        Balances  at  December 31, 1999   27,480,000   $   27,480   $  (12,480)   $ (266,800)   $ (251,800)
                                                          ==========   ==========   ==========    ==========    ==========





                                       See accompanying notes to financial statements


                                               International Star, Inc.

                                               Statements of Cash Flows

                                                                                              December 31, December 31,
                                                                                                1999         1998
                                                                                              ---------    ---------
Cash flows used in operating activities:
                                                                          Net Loss ........   $(128,902)   $ (77,945)
     Depreciation expense / equipment abandonment .........................................        --          6,283
                                                                                              ---------    ---------
                                                       Net cash used in operations ........    (128,902)     (71,662)
Changes to operating assets and liabilities:
     Increase (decrease) in accounts payable and accrued interest .........................       4,117       (4,889)
                                                                                              ---------    ---------
                                          Cash flows used in operating acitivities ........    (124,785)     (76,551)

Cash flows from financing activities:
     Loans from individuals ...............................................................      80,000         --
     Advances from stockholders / affiliates ..............................................      40,358       59,139
     Loans from stockholders / affiliates .................................................       7,500         --
                                             Cash flows from financing acitivities ........     127,858       59,139
                                                                                              ---------    ---------
                                                            Net increase (decrease) in cash       3,073      (17,412)
                                                       Cash at beginning of period ........        --         17,412

                                                                                              ---------    ---------
                                                             Cash at End of Period ........   $   3,073    $    --
                                                                                              =========    =========

                                    See accompanying notes to financial statements


                            INTERNATIONAL STAR, INC.

                          NOTES TO FINANCIAL STATEMENTS

A.       ORIGINATION AND HISTORY

International Star, Inc. ("the Company") was incorporated October 28, 1993 as a Nevada corporation. On November 5, 1993, the Company issued 2,500 shares, no par value, for cash consideration of $5,000 in a 504 intrastate offering. The Company amended its articles of incorporation on January 22, 1997 increasing its authorized common stock from 2,500 shares to 100,000,000 shares and modified its par value to $.001 per share.

In January 1997, the Company forward split its common stock to 6,000,000 shares in a 2400:1 exchange. In April 1997, the Company again forward split its stock 5:1, increasing the total outstanding shares to 30,000,000 and in a reorganization of outstanding shares canceled 17,400,000 shares, forward split the balance of the shares .8:1 for an additional issuance of 10,080,000 shares to the 12,600,000 shares outstanding and then issued 300,000 shares to the shareholders who canceled the 17,400,000 shares, resulting in 22,980,000 shares outstanding. Also, in April 1997, the Company issued 4,500,000 shares in consideration of services performed by various individuals and corporations, which services were valued at $10,000. The 4,500,000-share transaction, which predates the 5:1 and .8:1 transactions were apparently not impacted by either of the two aforementioned forward splits, resulting in 27,480,000 shares outstanding.

In April 1997, the Company entered the waste management business. A loan of $50,000 was obtained from an affiliated entity, American Holding Group, at 3%, (no formal loan documents have been drafted), and the Company opened an office in Idaho Falls, Idaho. Due to a lack of capital, the Company was only able to obtain a small instrumentation sale for $17,444 to Asia Kingtec Co. LTD., in Twain, in December 1997. The Company closed its office in January 1998 and abandoned the computers and office equipment, purchased at $6,981, to the three individuals who lead the Company into the waste management business.

The three individuals, who had been made officers and directors in connection with the foray into the waste management business, resigned in August 1999. The Company accepted the resignations on September 8, 1999.

The Company then refocused its efforts into mining in 1998. On March 3, 1998, the Company entered into a mineral lease with James R. Ardoin. The lease does not require any minimum royalty payments, and charges a royalty payment of 2% of net smelter returns. The term of the lease is for 20 years. The Company has not commenced commercial operations on the lease.

On July 17, 1998, the Company entered into an extraction agreement with AuRic Metallurgical Laboratories, Inc., a Utah limited liability corporation, with the requirement that the Company pay a 1% net smelter return to AuRic for utilization of its technology.

On October 12, 1998, the Company entered into a letter of intent with North American Industrial Development Authority, Inc. (NAIDA). NAIDA, of Kingman, Arizona, indicates that it desires to construct an investment in a mineral processing plant to process ores from the Company's mineral property. NAIDA will receive 15% of the total ore produced.

The Company has not maintained a corporate bank account since the termination of its Idaho operations. The Company's operations are conducted by the Company's officers and directors through their own accounts. The Company's offices, general and administrative expenses have all been advanced by these individuals and corporations and accounted for as advances from affiliates/shareholders. The Company has no ability to repay its accounts payable, loans and advances from affiliates as the Company has no assets.

B.       LOANS FROM INDIVIDUALS

On August 15, 1999, the Company borrowed $80,000 from four individuals, bearing an interest rate of 6%. The eighteen-month notes will mature on February 15, 2001. The Company has not paid the principal or interest on these notes, and is negotiating to convert the notes into common stock. The funds from the notes were utilized to pay the legal fees in connection with filing of this Form 10, pay office expenses and costs associated with various business opportunities the Company has examined.

C.       MINERAL LEASE DEVELOPMENT COSTS

The Company obtained a number of mineral leases in Mohave County, Arizona in 1998. The Company conducted preliminary assay sampling and metallurgical testing of the ores on the property. Although the test results were promising, an overall depressed precious metals market would not allow commercial development of the property at this time. The Company has expensed the costs incurred to date on the project due to the depressed state of the precious metals market. The company is still seeking joint venture partners for this project.

D.       LOANS AND ADVANCES FROM STOCKHOLDERS/OFFICERS

The Company has advanced its operations through loans and advances from its two principal stockholders. Two of the personal advances have been verbally converted into loans. The original loan in April 1997, for $50,000, bears interest at 3%. The other loan in December 1999 for $7,500 bears interest at 8%. There have been various repayments of the loans/advances, however, for the aggregate, the loans/advances have continued to increase. The Company's officers have utilized their personal funds and credit cards to fund the office expenses of the Company, travel and auto expenses, mineral development costs and other business opportunity costs. The two individuals have not received any compensation for their services or interest on the majority of their advances. The Company has no ability to repay these advances/loans, and it will most likely require conversion into equity of the Company.

INTERNATIONAL STAR, INC.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

The interim unaudited financial statements should be read in connection with the audited financial statements ended December 31, 1999. The amount of the net loss is a reflection of the available funding to the Company. The size of the Company's losses is limited to available funding to the Company. International Star, Inc. is not currently operating any activities which would produce revenues in the next quarter.

The Company is maintaining its mineral lease properties, although the current low level of precious metals prices would make it extremely difficult to obtain funding to commercially develop the mineral leases at this time.

The Company has relied on stockholder advances and loans from individuals to conduct the development of its mineral property and explore various business opportunities. The ability of the Company to continue is a function of its ability to attract outside equity capital. International Star, Inc. owes a total of $80,000 in notes, which will mature on February 15, 2001. The Company is negotiating to convert the notes and accrued interest into common stock. It has no ability to meet its liabilities by cash flow. The Company will attempt to convert all of its debt into common stock to allow it to obtain additional capital for future business opportunities.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated May 10, 2000

                                    /s/     Kamal Alawas
                                            CEO, Director